[COMPANY LETTERHEAD]





                                                          August 20, 2008


VIA FACSIMILE AND U.S. MAIL

Mr. Joseph Foti
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

                  Re:    Perkins & Marie Callender's Inc. (the "Company")
                         Form 10-K for the fiscal year ended December 30, 2007 (the "Form 10-K") File No. 333-57925
Dear Mr. Foti:

                  We are responding to the letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") dated July 21, 2008 (the "SEC Comment Letter"). We have reviewed the comments of the Staff and respond below. For your convenience, the comments are restated below in italics, with our responses following.

     IT DOES NOT APPEAR THAT YOUR MANAGEMENT HAS PERFORMED ITS ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF DECEMBER 30, 2007. SINCE YOU WERE REQUIRED TO FILE OR FILED AN ANNUAL REPORT FOR THE PRIOR FISCAL YEAR, IT APPEARS YOU ARE REQUIRED TO REPORT ON YOUR MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING.

     IF YOUR MANAGEMENT HAS NOT YET PERFORMED ITS ASSESSMENT, WE ASK THAT YOU COMPLETE YOUR EVALUATION AND AMEND YOUR FILING WITHIN 30 CALENDAR DAYS TO PROVIDE THE REQUIRED MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

The Company's management had completed the assessment at the time the Form 10-K was filed, however, the appropriate language describing said assessment was inadvertently omitted from the Form 10-K. The appropriate language regarding management's report on internal control over financial reporting has been included in Amendment No. 1 to the Form 10-K.

     IN ADDITION, PLEASE CONSIDER WHETHER MANAGEMENT'S FAILURE TO PERFORM OR COMPLETE ITS REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING IMPACTS ITS CONCLUSIONS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE FISCAL YEAR COVERED BY THE REPORT AND REVISE YOUR DISCLOSURE AS APPROPRIATE.

As management had in fact completed its assessment of internal control over financial reporting, and only erroneously failed to include the appropriate language describing said assessment, there is no impact on its conclusions regarding the effectiveness of disclosure controls and procedures.

     FINALLY, WE NOTE THAT YOU FILED YOUR PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER CERTIFICATIONS UNDER ITEM 601(b)(31) OF REGULATION S-K. PLEASE REVISE THESE CERTIFICATIONS TO INCLUDE THE INTRODUCTORY LANGUAGE OF PARAGRAPH 4 AND THE LANGUAGE OF PARAGRAPH 4(b) OF
     ITEM 601(b)(31) OF REGULATION S-K.

The revisions requested by the Staff have been made in Amendment No. 1 to the Form 10-K.

                                      * * *

By signing this letter, I hereby acknowledge on behalf of the Company that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we acknowledge that the Division of Enforcement has access to all information we provide to the Staff of the Division of Corporation Finance in its review of the Company's filings or in response to comments on filings.

Please direct any questions to the undersigned at (901) 766-6414 or to Michael Littenberg at (212) 756-2524 or David Levine at (212) 756-2155 at Schulte Roth & Zabel LLP, or to outside securities law counsel.

                                         Very truly yours,



                                         /s/ Fred T. Grant, Jr.
                                         _______________________________
                                         Fred T. Grant, Jr.
                                         Executive Vice President and
                                         Chief Financial Officer